December 1, 2010

John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Hampshire Group, Limited
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 000-20201

Dear Mr. Reynolds:

Hampshire Group, Limited (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 17, 2010. We have recited each of the Staff’s comments in bold type below and have followed each comment with the Company’s response.

Item 15. Exhibits and Financial Statement Schedules

1.
We note that you failed to include the exhibits or schedules to Exhibit 10.5, Exhibit 10.15, Exhibit 10.33, Exhibit 10.35, Exhibit 10.38, and Exhibit 10.46 to your Form 10-K.  We also note that you failed to include the exhibits or schedules to Exhibit 10.1 to your Form 10-Q for the quarterly period ended April 3, 2010. Please confirm that you will file a complete copy of each exhibit with your next Exchange Act periodic report.

The Company will file, as requested by the Staff, the above referenced exhibits or schedules, listed as Exhibits 10.5, 10.15, 10.33, 10.35, 10.38, and 10.46 to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended April 3, 2010, with our Form 10-K for the fiscal year ended December 31, 2010. Please note, however, that we are currently reviewing the content of these schedules and exhibits to determine whether a confidential treatment request under Rule 83 is appropriate for the information contained therein, and we respectfully reserve our right to request confidential treatment with respect to any such schedules and exhibits.

Definitive Proxy Statement on Schedule 14A filed April 28, 2010

Executive Officer Compensation, page 19

2.
We note the reference to “long term compensation” in the summary compensation table.  Please confirm that in future filings you will provide the tabular headings as set forth in item 402(n) of Regulation S-K.  Please provide us with draft disclosure.

The Company will provide tabular headings as set forth in item 402(n) of Regulation S-K in future filings.  Additionally, please see Exhibit A hereto, which includes a draft disclosure using the same information as disclosed in the Definitive Proxy Statement on Schedule 14A filed April 28, 2010, but presented to conform to the tabular form as set forth in Item 402(n) of Regulation S-K.

In closing, as requested by the Staff, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact Jonathan Norwood, Vice President and Chief Financial Officer, at (864) 622-0815, or me at (212) 822-3143. Thank you for your assistance.

                         Sincerely,

/s/ Heath L. Golden
Heath L. Golden
President and Chief Executive Officer

Exhibit A:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(5)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)
Heath L. Golden President and Chief Executive Officer(1)	2009	303,290	—	223,848	—	—	—	3,474	530,612
	2008	275,000	—	—	—	110,000	—	87,240	472,240
Richard A. Mandell President and Chief Executive Officer(2)	2009	90,000	—	44,770	—	—	—	100,555	235,325

Michael S. Culang President and Chief Executive Officer(3)	2009	240,000	—	—	—	—	—	2,268,059	2,508,059
	2008	800,000	—	—	—	—	—	425,790	1,225,790
Howard L. Zwilling President, Women’s Division(4)	2009	201,923	—	223,848	—	—	—	115	425,886

Mark W. Lepine President, Men’s Division	2009	290,000	—	223,848	—	10,000	—	2,834	526,682
	2008	300,000	—	—	—	—	—	80,175	380,175

(1)
Mr. Golden was appointed President and Chief Executive Officer on July 29, 2009, and the Board increased his base annual salary to $350,000 effective immediately. Mr. Golden held the position of Executive Vice President and Chief Operating Officer from April 15, 2009 until July 29, 2009 and held the positions of General Counsel and Vice President of Administration during 2008.

(2)
Mr. Mandell has served as a Director since May 1, 2008. Mr. Mandell’s 2009 salary reflects wages he earned on a base salary of $300,000 while he held the position of President and Chief Executive Officer from April 15, 2009 until July 29, 2009. Mr. Mandell’s stock award reflects a grant received on November 9, 2009 for his role as a Director. Mr. Mandell’s “All Other Compensation” is comprised of Director fees he earned of $73,333 for 2009, as a non-employee Director, $25,000 in consulting fees related to assisting, at the request of and the approval by the Board, management during February 2009 and March 2009, and $2,222 in employee benefits.

(3)
Mr. Culang resigned as President and Chief Executive Officer and as a Director on April 15, 2009. Mr. Culang’s 2009 salary reflects wages he earned on a base salary of $800,000 while he held the position of President and Chief Executive Officer from January 1, 2009 until April 15, 2009. Mr. Culang’s “All Other Compensation” is comprised of $2,216,197 (See “Culang Employment Agreement”) in severance paid as defined by his employment contract, $46,154 in vacation benefits paid upon termination and $5,708 in other fringe benefits paid while he was employed by the Company. The Company also paid Mr. Culang $900,706 in October 2009 for deferred compensation earned in prior years.

(4)	Mr. Zwilling was named President of the Women’s division on July 29, 2009, the date he became an employee of the Company.

(5)
These amounts represent the grant date fair value of stock awards granted to each NEO in the year ended December 31, 2009 computed in accordance with Financial Accounting Standards Board Accounting Standard CodificationTM Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 1 and Note 12 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2009. Mr. Golden, Mr. Zwilling, and Mr. Lepine were each awarded 100,000 shares of restricted stock based on the $3.00 per share fair market value on November 9, 2009, when the stock compensation was granted, all of which were outstanding at December 31, 2009. At the highest level of performance, the fair market value of the stock award to each  of Mr. Golden, Mr. Zwilling, and Mr. Lepine is $300,000. Mr. Mandell, as a Director, received a stock award of 20,000 shares based on the $3.00 per share fair market value on November 9, 2009, when the stock compensation was granted, all of which was outstanding at December 31, 2009. At the highest level of performance, the fair market value of the stock award to Mr. Mandell is $60,000.

(6)
Long-term compensation, subject to vesting, was awarded in 2008 to Mr. Golden, Mr. Culang, and Mr. Lepine in the amount of $82,500, $420,000, and $75,000, respectively. No long-term grants were made in 2009 and 2010, and the long-term bonus plan was terminated in March 2010.